
02006505

3/14

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-7221


RECEIVED
FEB 27 2002
143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/30/00 (MM/DD/YY) AND ENDING 12/28/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch, Pierce, Fenner & Smith Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Merrill Lynch World Headquarters - North Tower World Financial Center
(No. and Street)

New York (City) New York (State) 10080 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John J. Fosina (212) 449-8618
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/14/02 S.S

AFFIRMATION

We, Arthur L. Thomas and John J. Fosina, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company") for the year ended December 28, 2001, are true and correct, and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of The New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: Arthur Thomas — Date: 2/25/2002

SENIOR VICE PRESIDENT AND CHIEF OPERATING OFFICER
Title

Signature: John J. Fosina — Date: 2/25/2002

FIRST VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
Title

Subscribed and sworn to before me
on this 25th day of February, 2002

Mary Ascanio
Notary Public

MARY ASCANIO
NOTARY PUBLIC, State of New York
No. 41-4692572
Qualified in Queens County
Commission Expires Aug. 31, 2005

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED AND SUBSIDIARIES
(S.E.C. I.D. No. 8-7221)

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 28, 2001
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com



INDEPENDENT AUDITORS' REPORT

Merrill Lynch, Pierce, Fenner & Smith Incorporated:

We have audited the accompanying consolidated balance sheet of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company") as of December 28, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries at December 28, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2002

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 28, 2001

(Dollars in Millions, Except Per Share Amount)

ASSETS	
Cash and cash equivalents	$ 1,274
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	2,616
Securities financing transactions	
Receivables under resale agreements	846
Receivables under securities borrowed transactions	28,912
Trading assets, at fair value	
Contractual agreements	2,038
Corporate debt and preferred stock	7,128
Equities and convertible debentures	3,001
Mortgage and asset-backed	4,586
U.S. Government and agencies	1,153
Municipals	3,165
Other	235
	21,306
Securities pledged as collateral	2,093
Securities received as collateral	1,044
Receivables from affiliated companies	13,538
Other receivables	
Customers *(net of allowance for doubtful accounts of $60)*	12,896
Brokers and dealers	4,532
Interest and other	2,255
	19,683
Other investments	1,940
Equipment and facilities (net of accumulated depreciation and amortization of $3,291)	1,328
Other assets	778
TOTAL ASSETS	$ 95,358

See Notes to Consolidated Balance Sheet

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Securities financing transactions	
Payables under repurchase agreements	$ 9,379
Payables under securities loaned transactions	5,653
Payables to affiliated companies	19,063
Trading liabilities, at fair value	
Contractual agreements	1,096
U.S. Government and agencies	2,947
Equities and convertible debentures	5,310
Corporate debt, municipals and preferred stock	3,836
Other	167
	13,356
Obligations to return securities received as collateral	1,044
Other payables	
Customers	16,539
Brokers and dealers	8,577
Compensation and benefits	3,278
Interest and other	3,309
	31,703
Total	80,198
Subordinated borrowings	9,445
Stockholder's Equity	
Common stock, par value $1,000 per share; 1,200 shares authorized; 1,000 shares issued and outstanding	1
Paid-in capital	1,596
Accumulated other comprehensive loss	(5)
Retained earnings	4,123
Total	5,715
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 95,358

(Dollars in Millions, Except Per Share Amount)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), together with its subsidiaries (the "Company"), provides investment, financing, and related services to individuals and institutions on a global basis. Services provided to clients include securities brokerage, trading, and underwriting; investment banking, strategic services, including mergers and acquisitions, and other corporate finance advisory activities; origination, brokerage, dealer and related activities in swaps, options, forwards, exchange-traded futures, other derivatives and foreign exchange products; securities clearance and settlement services and investment advisory and related record keeping services. The Company is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. (the "Parent"). The Company's principal subsidiaries are Merrill Lynch Professional Clearing Corp. and Broadcort Capital Corp.

Basis of Presentation - The Consolidated Balance Sheet includes the accounts of MLPF&S and its subsidiaries and are presented in accordance with accounting principles generally accepted in the United States of America which include industry practices. All material intercompany balances have been eliminated. Prior year amounts have been restated as a result of the merger of MLPF&S with Merrill Lynch Futures, Inc. ("MLF").

The Consolidated Balance Sheet is presented in U.S. dollars. Certain of the Company's non-U.S. affiliates have a functional currency (i.e., the currency in which activities are primarily conducted) that is other than the U.S. dollar, often the currency of the country in which the entity is domiciled. Non-U.S. entities' assets and liabilities are translated to U.S. dollars at year-end exchange rates, while revenues and expenses are translated at average exchange rates during the year. Adjustments that result from translating amounts in an entity's functional currency, net of related tax effects, are reported in stockholder's equity as a component of *Accumulated other comprehensive loss*. All other translation adjustments are included in operations.

The Consolidated Balance Sheet reflects the adoption of Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities,* a replacement of SFAS No. 125. SFAS No. 140 requires the reclassification of certain pledged assets and disclosures regarding collateral for the December 28, 2001 Consolidated Balance Sheet.

At December 28, 2001, approximately $15,320 of assets, $13,562 of liabilities and $1,045 of subordinated borrowings were attributable to consolidated subsidiaries. The aggregate stockholders' equity of these subsidiaries was $713 at December 28, 2001.

Use of Estimates - In presenting the Consolidated Balance Sheet, management makes estimates regarding certain trading inventory valuations, the fair value of investments, the outcome of litigation, the realization of deferred tax assets, deferred compensation, September 11th - related insurance recoveries, restructuring and other one-time charges, certain costs allocated by the Parent, customer award liabilities and other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Balance Sheet. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates resulting in a material impact to the Consolidated Balance Sheet.

Substantially all financial instrument assets and liabilities are carried at fair value or amounts that approximate fair value. Fair values of financial instruments are disclosed in Note 4.

Consolidation and Transactions Involving Special Purpose Entities - Special purposes entities ("SPE") are trusts, partnerships or corporations established for a particular limited purpose. The Company engages in transactions with SPEs for a variety of reasons. Many of these SPEs are used to facilitate the securitization of client assets whereby mortgages, loans or other assets owned by clients are transformed into securities (securitized). SPEs are also used to create securities with a specific risk profile desired by investors. In the course of normal business, the Company, from time to time, establishes SPEs, sells assets to SPEs, underwrites, distributes, and makes markets in securities issued by SPEs, engages in derivative transactions with SPEs, owns notes or certificates issued by SPEs, and provides liquidity facilities or other guarantees to SPEs.

The Company follows the guidance in SFAS No. 140 and Emerging Issues Task Force ("EITF") Topic D-14, *Transactions involving Special-Purpose Entities*, and EITF Issue No. 90-5, *Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions* to determine whether or not an SPE is required to be consolidated in the Consolidated Balance Sheet. Many of the SPEs that the Company enters into transactions with meet the requirements of qualifying special purpose entities ("QSPEs") as defined by SFAS No. 140. Based on the requirements of SFAS No. 140, QSPEs are not consolidated by the Company.

Many SPEs do not qualify as QSPEs either because they are not entirely passive, or because the SPE owns assets that are not financial instruments, or otherwise does not meet all of the conditions of a QSPE. In situations where the Company is either the sponsor of the SPE or where the Company transfers assets to the SPE, the Company relies on the guidance provided by EITF Topic D-14 to determine whether consolidation of these SPEs is required. Under this guidance, an SPE is not required to be consolidated by a transferor or sponsor if the SPE issues equity in legal form to unaffiliated third parties that is at least 3% of the total asset value owned by the SPE, and that equity bears the substantive risks and rewards of ownership of the SPE and has control over the activities of the SPE. These SPEs typically do not expose the Company to any capital or liquidity exposure. The Company looks to a number of both qualitative and quantitative factors in determining whether it is the sponsor of an SPE for purposes of applying the guidance in EITF Topic D-14, and judgment is required in making this determination. Although no one factor is determinative, in instances where an SPE is created on behalf of and for the benefit of a single investor or issuer, the Company would generally not consider itself to be the sponsor of the SPE for purposes of applying EITF Topic D-14.

Investment Banking and Advisory Services - Underwriting revenues and fees for strategic advisory services are accrued when services for the transactions are completed. Transaction-related expenses are deferred to match revenue recognition.

Cash and Cash Equivalents - The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with original maturities of 90 days or less, other than those used for trading purposes.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations - In accordance with the Commodity Exchange Act, MLPF&S is required to segregate and hold in separate accounts all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities. Additionally, MLPF&S uses cash and securities to meet unregulated commodity margin requirements and Clearing Organization Deposits.

Securities Financing Transactions - The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers (i.e., matched-book), finance firm inventory positions, and obtain securities for settlement. The Company also engages in securities financing for customers through margin lending (see *Other Receivables and Payables*).

Repurchase and resale agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Substantially all repurchase and resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale agreement balances with the same counterparty on the Consolidated Balance Sheet.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value. Although substantially all securities borrowing and lending activities are transacted under master netting agreements, such receivables and payables with the same counterparty are not set off on the Consolidated Balance Sheet.

On the Consolidated Balance Sheet as of December 28, 2001, all firm-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are classified as *Securities pledged as collateral* as required by SFAS No. 140.

On the Consolidated Balance Sheet as of December 28, 2001, transactions where the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold are recognized as *Securities received as collateral* as well as an *Obligation to return securities received as collateral.*

Interest rate swaps may be used to modify the interest rate characteristics of long-term resale and repurchase agreements. These swaps are accounted for at fair value, with amounts to be paid or received recognized as adjustments to interest expense or revenue.

Trading Assets and Liabilities - The Company's trading activities consist primarily of securities brokerage, trading and underwriting; derivatives dealing and brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative financial instruments used for trading purposes or for managing risk exposure in other trading inventory.

Trading securities and other cash instruments are recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Fair values of trading securities are based on quoted market prices, pricing models (utilizing indicators of general market conditions or other economic measurements), or management's estimates of amounts to be realized on settlement, assuming current market conditions and an orderly disposition over a reasonable period of time.

Derivatives - A derivative is an instrument whose value is "derived" from an underlying instrument or index, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities or currencies).

Derivatives are often referred to as off-balance-sheet instruments since neither their notional amounts nor the underlying instruments are reflected on the balance sheet; however, the fair values of trading derivatives are recorded in trading assets and liabilities. Derivatives are reported separately as assets and liabilities unless a legal

derivative instrument right of setoff exists under an enforceable master netting agreement. Derivative instrument transactions are included in contractual agreements on the Consolidated Balance Sheet. Such transactions with affiliated parties are included in affiliated company balances.

Fair values for certain exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, represent amounts that would be received from or paid to a third party in settlement of these instruments. These amounts are determined using pricing models based on the present value of estimated future cash flows employing mid-market valuations with appropriate adjustments. These adjustments are integral components of the mark-to-market process and relate to credit quality and concentration, market liquidity, and exposure close-out costs associated with unmatched positions.

New, long-dated, complex products may have immature or limited markets. The precision of the pricing model for a complex product, which involves multiple variables and assumptions, will evolve over time. As the markets for these products develop, the Company continually refines its pricing models based on experience to correlate more closely to the market risk of these instruments.

Other Receivables and Payables - *Customer Transactions* - Customer securities and commodities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Balance Sheet.

Brokers and Dealers Receivables and Payables - Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver") and net receivables arising from unsettled trades. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), and net payables arising from unsettled trades.

Interest and Other Receivables and Payables - Interest and other receivables include interest receivable on corporate and governmental obligations, customer receivables, securities financing transactions, interest rate swap transactions and receivables from commissions and fees and income taxes. Interest and other payables include interest payable for securities financing transactions, and amounts payable for employee compensation and benefits, restructuring reserves and income taxes.

Compensation and Benefits Payables - Compensation and benefits consists of salaries payable, financial advisor compensation, institutional compensation, incentive and deferred compensation, payroll taxes, pension and other employee benefits.

Investing Activities - The Company holds certain equity investments at fair value that are included in Other investments. Certain merchant banking investments are subject to restrictions that may limit the Company's ability to realize its investment until such restrictions expire. Fair value for non-qualifying investments, as defined by SFAS No. 115, which includes merchant banking equity investments, including partnerships interests, is estimated using a number of methods, including earnings multiples, cash flow analyses, and review of underlying financial conditions and other market factors. Accordingly, the Company's current estimate of fair value and the ultimate realization on these investments may differ.

Borrowing Activities - Funding is principally obtained through loans from the Parent (see Note 3) and repurchase agreements.

Equipment and Facilities - Equipment and facilities primarily consist of technology hardware and software, leasehold improvements, and owned facilities. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization, except for land, which is reported at historical cost. The cost of certain

facilities shared with affiliates is allocated to the Company by the Parent based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease.

Qualifying costs incurred in the development of internal-use software are capitalized and amortized over the useful life of the developed software, generally not exceeding three years.

Other Assets - Other assets consist primarily of prepaid pension expense related to plan contributions in excess of obligations, other prepaid expenses, deferred deal related expenses, goodwill, investments of insurance subsidiaries, loans, notes, mortgages (net) and other deferred charges. Goodwill, which represents the cost of acquired businesses in excess of fair value of the related net assets at acquisition, was amortized on a straight-line basis. See Note 2.

Income Taxes - The results of operations of the Company are included in the consolidated U.S. federal income tax return of the Parent. The Parent allocates income taxes to its subsidiaries in a manner that approximates the separate company method.

The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the Consolidated Balance Sheet. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

New Accounting Pronouncements - On the first day of fiscal year 2001, the Company adopted the provisions of SFAS No. 133, *Accounting for Derivative Instruments and for Hedging Activities*. SFAS No. 133 requires all derivatives, including certain derivatives embedded in other contracts, to be currently recorded on the balance sheet at fair value. The impact of adopting the standard was not material since virtually all of the Company's derivatives are recorded at fair value.

On April 1, 2001, the Company adopted the provisions of SFAS No. 140 that were required to be adopted in the second quarter of 2001. These provisions provide new guidance for determining whether a transfer of assets should be accounted for as a sale or a secured borrowing, and also change the accounting for certain securities lending transactions. Under the new provisions, the Company is required to recognize on the Consolidated Balance Sheet securities lending transactions in which the Company as securities lender receives securities (rather than cash) as collateral. Accordingly, the Company's accompanying Consolidated Balance Sheet as of December 28, 2001 separately reflects these assets and liabilities.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations*. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company adopted the provisions of SFAS No. 141 on July 1, 2001. The impact of adopting such provisions did not have a material effect on the financial condition and results of operations of the Company.

In July 2001, FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*. Under SFAS No. 142, intangible assets with indefinite lives and goodwill will no longer be amortized. Instead, these assets will be tested annually for impairment. The Company adopted the provisions of SFAS No. 142 at the beginning of fiscal year 2002.

SFAS No. 142 will require that the Company perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. This test is required to be completed within six months of the date of adoption. If an indication of impairment exists, quantification of the impairment is required to be completed as soon as possible, but no later than the end of the year. Any impairment loss recognized upon adoption of this statement as of the first day of fiscal year 2002 will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations. The impact of such provisions would not have a material effect on the financial condition and results of operations of the Company.

In August 2001, the FASB released Statement No. 144, *Accounting for the Impairment of disposal of Long-Lived Assets*, which supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of* and the accounting and reporting provisions of a Accounting Principles Board Opinion No. 30, *Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for the disposal of a segment of the business as previously defined in that opinion. This Statement also amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements* to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. The Company adopted the provisions of SFAS No. 144 on the first day of its fiscal year 2002. The impact of adopting such provisions did not have a material effect on the financial condition and results of operations of the Company.

2. OTHER SIGNIFICANT EVENTS

Restructuring and Other One-Time Charges - During the fourth quarter of 2001, the Parent formally committed to a restructuring plan designed to position the Parent and the Company for improved profitability and growth, including the resizing of selected businesses and other structural changes.

September 11th - Related - On September 11th terrorists attacked the World Trade Center complex, which subsequently collapsed and damaged surrounding buildings, including some occupied by the Parent and the Company. These events precipitated the temporary relocation of employees from the Parent's global headquarters in the North Tower of the World Financial Center, and from offices at 222 Broadway and the South Tower of the World Financial Center.

Some of the Company's businesses were temporarily disrupted subsequent to September 11th. During the fourth quarter the Company reoccupied and reestablished business operations in the North Tower as well as 222 Broadway. The South Tower of the World Financial Center is in the process of being restored.

Mergers and Acquisitions - After close of business November 2, 2001, MLF merged into MLPF&S, both of which were commonly controlled affiliates of the Parent. MLF was registered with the Commodity Futures Trading Commission ("CFTC") as a futures commission merchant. MLF was a member of all principal U.S. commodity exchanges and cleared through affiliated and third-party clearing brokers on a global basis.

MLPF&S obtained the contractual rights, obligations, and accounts of MLF. MLF's parent, Merrill Lynch Group, Inc. contributed its MLF shares to the Parent in the form of a dividend. The Parent then contributed such MLF shares to MLPF&S. All assets and liabilities of MLF were acquired by MLPF&S.

The merger was accounted for in a manner similar to a pooling-of-interests because both entities were commonly controlled by the Parent.

3. RELATED PARTY TRANSACTIONS

The Company has been engaged by Merrill Lynch International Incorporated ("MLII") as an agent for certain securities clearing, execution, and other related brokerage services required in or through markets located in the

U.S. Accordingly, the Company transacts business with MLII customers on a fully-disclosed basis. Pursuant to reciprocal agreements with MLII, the Company pays a fee for having brokerage customers serviced worldwide. MLPF&S carries the accounts of clients and affiliated companies transacting regulated futures business, non-regulated spot commodities and foreign exchange forwards, on a fully-disclosed basis.

The Company clears certain securities and commodities transactions through or for other affiliated companies on both a fully-disclosed and non-disclosed basis. Pursuant to agreements, the Company receives or pays a fee for such services.

The Company also has been engaged by an affiliate to provide services to asset management customers. Pursuant to an agreement, the Company receives a fee for such services.

Receivables from affiliated companies are comprised of:

Receivables under resale agreements	$ 11,636
Receivables under securities borrowed transactions	629
Customers	1
Brokers and dealers	865
Other	407
	$ 13,538

Payables to affiliated companies are comprised of:

Due to the Parent	$ 7,563
Payables under repurchase agreements	456
Payables under securities loaned transactions	5,685
Uncollateralized variable-rate term loans	200
Customers	4,374
Brokers and dealers	543
Other	242
	$ 19,063

The Company obtains financing from the Parent in the normal course of business. Amounts due to the Parent primarily include the following: $4,835 of U.S. dollar-denominated, uncollateralized obligations at variable interest rates based on the 30-day commercial paper rate; and $1,743 of collateralized, short-term borrowings outstanding under three revolving loan agreements with available commitments totaling $3,000. Borrowings outstanding under these agreements, which mature 19 months following demand, are collateralized by fixed assets and securities.

Included within *Trading assets* are debt obligations totaling $292 issued by affiliated companies.

4. TRADING AND RELATED ACTIVITIES

The Company's trading activities include providing securities brokerage and underwriting services to both affiliated and third party clients. While trading activities are primarily generated by client order flow, the Company also takes selective proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary positions, along with the related hedging and financing.

The Company enters into foreign currency forward contracts and simultaneously enters into offsetting contracts with affiliates. The net result of these trading gains and losses are immaterial. Forward contract commitments represent obligations to purchase or sell foreign currency with the seller agreeing to make delivery at a specified future date and at a specified price. The value of these forward contracts will be affected by foreign exchange rates.

Market Risk - Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk - Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Interest rate swap agreements, Eurodollar futures, and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Currency Risk - Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Currency forwards and options are commonly used to manage currency risk. Currency swaps may also be used in situations where a long-dated forward market is not available or where the end-user needs a customized instrument to hedge a foreign currency cash flow stream. Typically, parties to a currency swap initially exchange principal amounts in two currencies, agreeing to exchange interest payments and to re-exchange the currencies at a future date and exchange rate.

Equity Price Risk - Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. Instruments typically used by the Company to manage equity price risk include equity options, warrants, total return swaps and baskets of equity securities. Equity options, for example, can require the writer to purchase or sell a specified stock or to make a cash payment based on changes in the market price of that stock, basket of stocks, or stock index.

Credit Spread Risk - Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given credit quality, i.e., the additional yield that a debt instrument issued by a AA-rated entity must produce over a risk-free alternative (e.g., U.S. Treasury instrument). Credit risk resulting from default on counterparty obligations is discussed in the *Credit Risk* section.

Commodity Price Risk - The Company views its commodity contracts as financial instruments since they are generally settled in cash and not by delivery of the underlying commodity. Commodity price risk results from the possibility that the price of the underlying commodity may rise or fall.

Credit Risk - The Company is exposed to the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk arising from changes in credit spreads was previously discussed in the *Market Risk* section. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities and commodities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties.

The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk - The Company's exposure to credit risk, both default and credit spread, associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 28, 2001, the Company's most significant concentration of credit risk was with the U.S. Government and its agencies. Direct exposure, which primarily results from trading asset positions in instruments issued by the U.S. Government and its agencies and the related accrued interest receivable, amounted to $1,156 at December 28, 2001. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral, primarily for resale agreements. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral at December 28, 2001 totaled $8,548, of which $8,147 was from affiliated companies.

The Company's most significant industry credit concentration is with financial institutions, including both affiliates and third parties. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities.

In the normal course of business, the Company also purchases, sells, underwrites, and makes markets in non-investment grade instruments. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in, and underwriting investment grade instruments and extending credit to investment grade counterparties. At December 28, 2001, the Company's aggregate exposure to credit risk associated with non-investment grade trading assets amounted to approximately $3,738.

Trading Derivatives - The table below presents fair values of the Company's trading derivatives as of December 28, 2001:

	Fair Value	
	Assets	**Liabilities**
Options	$ 782	$918
Futures contracts	61	8
Forward contracts	49	47
Swap agreements	1,545	308
Other	-	13

The above amounts include trading derivative assets of $336 and trading derivative liabilities of $190 with affiliated companies.

The Company attempts to enter into International Swaps and Derivative Association, Inc. master agreements or their equivalent ("master netting agreements") with each of its counterparties, whenever possible. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable receivables and

payables with the same counterparty to be offset on the Consolidated Balance Sheet, providing for a more meaningful balance sheet presentation of credit exposure.

To reduce default risk, the Company requires collateral, principally U.S. Government and agencies securities, on certain derivative transactions. From an economic standpoint, the Company evaluates default risk exposures net of related collateral. In addition to obtaining collateral, the Company attempts to mitigate default risk on derivatives by entering into transactions with provisions that enable the Company to terminate or reset the terms of the derivative contract.

Securities Financing Transactions - The Company enters into collateralized borrowing and lending transactions to finance trading inventory, to obtain securities for settlement, and to meet customers' needs.

Under these agreements and transactions, the Company either receives or provides collateral, including U.S. Government and agencies, asset-backed, corporate debt, equity, and non-U.S. government and agency securities. The Company receives collateral in connection with resale agreements, securities borrowing transactions, customer margin loans, and other loans. Under many agreements the Company is permitted to sell or repledge these securities held as collateral and uses the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. At December 28, 2001, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $67,271, of which $12,143 was received from affiliated companies. The fair value of these securities that had been sold or repledged was $45,632, of which $6,510 have been sold or repledged to affiliated companies.

The Company pledges certain firm-owned assets which are included in *Trading Assets* to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are classified as Securities pledged as collateral on the Consolidated Balance Sheet. The carrying value and classification of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge at December 28, 2001 are as follows:

Corporate debt and preferred stock	$3,133
Mortgage and asset-backed	3,438
Money markets	250
Total	$6,821

5. SUBORDINATED BORROWINGS

At December 28, 2001, subordinated borrowings and credit committed under agreements with the Parent consisted of the following:

	Maturity	Amount Outstanding	Total Available
MLPF&S	19 months following demand	$8,400	$11,000
Subsidiaries:			
Broadcort Capital Corp.	August 25, 2003	-	50
Merrill Lynch Professional Clearing Corp.	March 20, 2003	645	950
Merrill Lynch Professional Clearing Corp.	January 31, 2004	400	400
		$9,445	$12,400

These borrowings, which have been approved for regulatory capital purposes for each respective company, are U.S. dollar-denominated obligations at variable interest rates based on 30-day commercial paper or certificate of deposit rates.

On February 12, 2002, Merrill Lynch Professional Clearing Corp. repaid $395 of its revolving subordinated loan from the Parent.

6. STOCKHOLDER'S EQUITY

MLPF&S is authorized to issue 1,000 shares of $25 par value preferred stock. At December 28, 2001, there were no shares issued.

7. COMMITMENTS AND CONTINGENCIES

Litigation - As of December 28, 2001, the Parent and/or certain of its subsidiaries, including the Company, have been named as parties in various actions, some of which involve claims for substantial amounts. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management that the resolution of these actions will not have a material adverse effect on the financial position of the Company as set forth in the Consolidated Balance Sheet, but may be material to the Company's operating results for any particular period.

Leases - The Company has entered into various non-cancelable long-term lease agreements for premises and equipment that expire through 2013, including the World Financial Center Headquarters ("WFC"). The Company has also entered into various non-cancelable short-term equipment leases.

Future minimum rental commitments under non-cancelable leases with initial or remaining terms exceeding one year as of December 28, 2001 are presented below:

	WFC	Other
2002	$ 99	$ 218
2003	105	210
2004	121	186
2005	121	166
2006	121	154
Thereafter	813	359
Total	$1,380	$1,293

Total minimum rental commitments shown above have not been reduced by $293 of minimum sublease rentals to be received in the future under non-cancelable subleases. Certain leases contain renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Other Commitments - In the normal course of business, the Company enters into commitments for underwriting transactions. Settlement of these transactions as of December 28, 2001 would not have a material effect on the consolidated financial condition of the Company.

The Company also obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $1,032 at December 28, 2001.

The Company has entered into agreements with providers of market data, communications, and systems consulting services. At December 28, 2001, minimum fee commitments over the remaining life of these agreements aggregated $242.

8. EMPLOYEE BENEFIT PLANS

The Company provides retirement and other postemployment benefits to its employees under plans sponsored by the Parent.

Pension Plans - The U.S. defined contribution plans consist of the Retirement Accumulation Plan and the 401(k) Savings & Investment Plan ("401K"). These plans cover substantially all U.S. employees who have met service requirements.

The Parent has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974. The Company also maintains arrangements to provide certain supplemental benefits for certain U.S. employees.

Postretirement Benefits Other Than Pensions - The Company provides health and life insurance benefits to retired employees under Parent-sponsored plans that cover substantially all U.S. employees who have met age and service requirements. At December 28, 2001, neither the Company nor the Parent had funded these plans. A postretirement benefit obligation of $183 has been recorded as a liability to the Parent.

Postemployment Benefits - The Company provides certain postemployment benefits for employees on extended leave due to injury or illness and for terminated employees. Employees who are disabled due to non-work-related illness or injury are entitled to disability income, medical coverage and life insurance.

9. EMPLOYEE INCENTIVE PLANS

The Company participates in several employee compensation plans sponsored by the Parent which provide eligible employees with stock, options to purchase shares, and deferred cash compensation. These plans include the Long-Term Incentive Compensation Plans ("LTICP"), the Equity Capital Accumulation Plan ("ECAP"), the Employee Stock Purchase Plan ("ESPP"), the Financial Advisor Capital Accumulation Award Plan ("FACAAP"), the Merrill Lynch Investment Certificate Program ("MLICP"), and other deferred compensation plans. The costs associated with these plans are allocated to the Company by the Parent.

LTICP and ECAP - LTICP and ECAP provide for grants of equity and equity-related instruments of the Parent to certain key employees of the Company.

ESPP - ESPP allows eligible employees to invest from 1% to 10% of their eligible compensation to purchase the Parent's common stock at a price generally equal to 85% of its fair market value.

FACAAP - Under FACAAP, eligible employees in the Company's Private Client groups are granted awards generally based upon their prior year's performance. Payment for an award is contingent upon continued employment for a period of time and is subject to forfeiture during that period. The award is generally payable ten years from the date of grant in a fixed number of shares of the Parent's common stock unless the fair market value of such shares is less than a specified minimum value plus interest, in which case the minimum value plus interest is paid in cash. At December 28, 2001, the Company had $488 included in *Compensation and benefits liabilities* on the Consolidated Balance Sheet for FACAAP.

MLICP - Under MLICP, eligible employees in the Company's Private Client groups are issued investment certificates based upon their performance. The certificates mature ten years from the date issued and are payable in cash if certain performance criteria are achieved and the employee is continuously employed for the ten-year period, with certain exceptions. At December 28, 2001, the Company had $138 included in *Compensation and benefits liabilities* on the Consolidated Balance Sheet for MLICP.

Other Compensation Arrangements - Eligible employees of the Company may participate in other deferred compensation plans sponsored by the Parent. Contributions are generally made on a tax-deferred basis to participants and are invested in mutual funds and other funds sponsored by affiliates. The plans may include a leverage feature. At December 28, 2001, the Company had $1,444 included in *Other investments* and $846 included in *Compensation and benefits liabilities* on the Consolidated Balance Sheet for these plans.

10. INCOME TAXES

As part of the consolidated U.S. federal tax return of the Parent, the Company transfers to the Parent its current U.S. federal and state tax liabilities. At December 28, 2001, the Company had a current tax receivable from the Parent of $137.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Balance Sheet. These temporary differences result in taxable or deductible amounts in future years. The Company's deferred tax assets at December 28, 2001 are comprised of:

Valuation, restructuring and other reserves [1]	$335
Deferred compensation	617
Other, net	6
Net deferred tax asset	$958

[1] *Primarily related to Trading assets, Severance and Other liabilities, respectively.*

No valuation allowance was required at December 28, 2001.

11. REGULATORY REQUIREMENTS

As a registered broker-dealer and futures commission merchant, MLPF&S is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act") and capital requirements of the CFTC. MLPF&S computes its net capital under the alternative method permitted by Rule 15c3-1 which requires that minimum net capital shall not be less than 2% of aggregate debit items ("ADI") arising from customer transactions. At December 28, 2001, MLPF&S's regulatory net capital of $2,521 was 14.1% of aggregate debit items, and its regulatory net capital in excess of the minimum required was $2,110 at 2% of ADI. The CFTC also requires that minimum net capital should not be less than 4% of segregation and secured requirements. At December 28, 2001, MLPF&S' regulatory net capital of $2,521 exceeded the CFTC minimum requirement of $187 by $2,334.

The company is also subject to the customer protection requirements of Rule 15c3-3 under the Act. For the December 28, 2001 customer reserve computation, securities with a contract value of $4,750 obtained under resale agreement with an affiliate have been segregated in a special reserve account for the exclusive benefit of customers.

The Company also is required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. At December 28, 2001, the Company's PAIB reserve computation indicated a PAIB reserve requirement of $137. For the December 28, 2001 PAIB reserve computation, securities with a contract value of $175 obtained under resale agreement with an affiliate have been segregated in a special reserve account for the exclusive benefit of PAIB.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 28, 2001, assets segregated and secured and held in separate accounts totaled $6,014 (which included $1,100 obtained under a resale agreement with an affiliate) and exceeded requirements by $1,209.

In addition, certain subsidiaries of MLPF&S are subject to the regulatory requirements promulgated by the Securities and Exchange Commission or other regulatory and exchange authorities. Net capital and excess net capital at December 28, 2001 as defined by these regulatory authorities, are as follows:

Subsidiary	Net Capital	Excess Net Capital
Merrill Lynch Professional Clearing Corp.	$1,136	$1,115
Broadcort Capital Corp.	154	151

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 25, 2002

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Merrill Lynch World Headquarters
World Financial Center – North Tower
250 Vesey Street
New York, New York 10080

In planning and performing our audit of the consolidated balance sheet of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company") for the year ended December 28, 2001 (on which we issued our report dated February 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated balance sheet and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB"); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated balance sheet in conformity with

accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated balance sheet being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 28, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP